Citigroup Global Markets Inc.
388 Greenwich Street
New York, NY 10013

J.P. Morgan Securities LLC
270 Park Avenue
New York, NY 10017

June 30, 2021

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	BTRS Holdings Inc. Registration Statement on Form S-1 (File No. 333-257488)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we, as the representatives of the several underwriters (the “Representatives”), hereby join in the request of BTRS Holdings Inc., a Delaware corporation (the “Company”), that the effective date of the above-referenced Registration Statement on Form S-1 be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time on June 30, 2021, or as soon thereafter as practicable. We, the undersigned Representatives, confirm that the underwriters are aware of their obligations under the Securities Act.

Pursuant to Rule 460 under the Securities Act, we advise you that as of the date hereof, we and the several underwriters have distributed approximately 108 copies of the Company’s Preliminary Prospectus dated June 28, 2021 to prospective underwriters, institutional investors, dealers and others.

We, the undersigned Representatives, hereby represent that we are in compliance and will comply, and have been informed by the other participating underwriters that they are in compliance and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the offering pursuant to the above-referenced Registration Statement and Preliminary Prospectus.

[Signature Page Follows]

Very truly yours,

Citigroup Global Markets Inc. and
J.P. Morgan Securities LLC,

As Representatives of the several Underwriters

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Alexander Ivanov
	Name:	Alexander Ivanov
	Title:	Managing Director

J.P. MORGAN SECURITIES LLC

By:	/s/ John Dunphy
	Name:	John Dunphy
	Title:	Vice President

[Signature Page to Underwriters’ Acceleration Request Letter]